

November 13, 2013

Via E-mail
Mr. Eric D. Tanzberger
Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

> **Re: Service Corporation International**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 13, 2013**
> **Form 10-Q for the Quarter Ended September 30, 2013**
> **Filed October 24, 2013**
> **Responses dated September 26, October 11, and November 2, 2013**
> **File No. 001-06402**

Dear Mr. Tanzberger:

We have reviewed your response letters and have the following comments. As noted in our letter dated July 18, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

2. Summary of Significant Accounting Policies, page 52
Funeral Operations, page 52
Cemetery Operations, page 52

1.   We note your responses to comments 2 and 3 from our letter dated August 28, 2013. Please expand your revenue recognition policy to describe your multiple element arrangements, including identification of such deliverables that qualify as separate units

of accounting and your basis for determining their *relative* selling prices as set forth in, but not limited to, your responses. Refer to ASC 605-25-50-2. With respect to the travel insurance protection plan, please further disclose how you concluded that the "stated price of the insurance policy" constitutes VSOE or third party evidence of selling price. Please provide us your proposed disclosure.

Form 10-Q for the Quarter Ended September 30, 2013

Financial Condition, Liquidity and Capital Resources, page 39
Management Summary, pages 45 and 49
Funeral Gross Profits, pages 48 and 52

2.   We note your responses to comments 2 and 3 from our letter dated August 28, 2013. It appears that recognized preneed revenue has become a significant driver of funeral revenue growth and profitability. We also note that travel protection insurance accounts for a greater percentage of recognized preneed revenue growth, up since 2012. Citing trends year-over-year, please address the significance of recognized preneed revenue relative to funeral revenue growth and (gross) profitability as seen through the eyes of management. Please also discuss how incremental gross proceeds from recognized preneed revenue benefited operating cash flows to the extent of the amounts that are not trusted. Refer to our MD&A Interpretive Guidance at http://www.sec.gov/rules/interp/33-8350.htm. In this regard, we note how your CEO, Mr. Tom Ryan had explained in the first quarter earnings call that "from an operating leverage perspective the increment revenue (from recognized preneed revenue) produced a 59% (funeral) gross margin, which approximates our lower 60% expectation." Please provide us your proposed disclosure.

3.   Please tell us in greater detail why consolidated funeral gross profit significantly declined by 11.7% in the third quarter of 2013. By comparison, consolidated funeral gross profit had a nominal 1.8% decrease in the second quarter of 2013 but grew 20% in the first quarter. We also note that the cited expenses which offset funeral revenue growth in the third quarter did not significantly increase compared to previous quarters. Please advise us.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director